Exhibit 99.1

CONSOLIDATED FINANCIAL STATEMENTS

As at and for the years ended December 31, 2024, 2023 and 2022

(Expressed in U.S. Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of

XORTX Therapeutics Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of XORTX Therapeutics Inc. (the “Company”) as of December 31, 2024, and the related consolidated statements of loss and comprehensive loss, changes in shareholders’ equity, and cash flows for the year ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year ended December 31, 2024, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS”).

The financial statements of the Company for the years ended December 31, 2023 and 2022, were audited by other auditors, whose report dated April 1, 2024, expressed an unqualified opinion on those statements. We have also audited the adjustments to retrospectively apply the change in accounting policy described in Notes 3 and 12 to the financial statements. In our opinion, the retrospective adjustments are appropriate and have been properly applied. Additionally, as discussed in Note 12(h), the December 31, 2022 statement of cash flows has been revised to correct certain immaterial misstatements. We have audited the revision described in Note 12(h) to the statement of cash flows. In our opinion, such revisions are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the December 31, 2023 and 2022 financial statements other than with respect to the adjustments and revision above and, accordingly, we do not express an opinion on any other form of assurance on the December 31, 2023 and 2022 financial statements as a whole.

Going Concern

The accompanying financial statements have been prepared assuming that the entity will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company’s auditor since 2025.

/s/ DAVIDSON & COMPANY LLP

Vancouver, Canada	Chartered Professional Accountants

March 21, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS AND DIRECTORS OF XORTX THERAPEUTICS INC.

Opinion on the Consolidated Financial Statements

We have audited, before the effects of the adjustments for the change in accounting policy and the revision of previously issued financial statements as described in Note 12, the accompanying consolidated statement of financial position of Xortx Therapeutics Inc. (the “Company”) and its subsidiaries as of December 31, 2023, and the related consolidated statements of comprehensive loss, changes in shareholders’ equity and cash flows for the years ended December 31, 2023 and 2022, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements, before the effects of the adjustments for the change in accounting policy and the revision of previously issued financial statements as described in Note 12, present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the years ended December 31, 2023 and 2022, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

We were not engaged to audit, review, or apply any procedures to the adjustments for the change in accounting policy and the revision of previously issued financial statements as described in Note 12 and accordingly, we do not express an opinion or make any other form of assurance about whether the adjustments are appropriate and have been properly applied. Those adjustments were audited by the successor auditor.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

We have served as the Company's auditor since 2018.

Chartered Professional Accountants

Vancouver, Canada

April 1, 2024

XORTX THERAPEUTICS INC.

Consolidated Statements of Financial Position

(Expressed in U.S. Dollars)

	Note	December 31, 2024	December 31, 2023
		$	$
Assets

Current
Cash	5	2,473,649	3,447,665
Accounts receivable		17,637	60,711
Prepaid expenses	6	185,412	236,966
Deferred share issuance costs	12	-	323,441

Total Current Assets		2,676,698	4,068,783
Non-current
Contract payments	7	1,200,000	1,200,000
Intangible assets	8	183,108	175,254
Property and equipment	9	34,721	23,927

Total Assets		4,094,527	5,467,964

Liabilities

Current
Accounts payable and accrued liabilities	10,13	147,205	283,428
Derivative warrant liability	12(h)	572,000	531,000
Lease obligation	11	38,785	11,510

Total Liabilities		757,990	825,938

Shareholders’ Equity

Share capital	12	18,493,571	17,056,535
Reserves	12	6,039,078	5,468,257
Obligation to issue shares	8(c)	24,746	24,746
Accumulated other comprehensive loss		(52,605)	(52,605)
Accumulated deficit		(21,168,253)	(17,854,907)

Total Shareholders’ Equity		3,336,537	4,642,026

Total Liabilities and Shareholders’ Equity		4,094,527	5,467,964

Nature of operations and going concern (Note 1)

Commitments (Note 17)

Subsequent events (Note 19)

/s/ “Allen Davidoff”	/s/ “Paul Van Damme”
Director	Director

 The accompanying notes are an integral part of these consolidated financial statements.

5

XORTX THERAPEUTICS INC.

Consolidated Statements of Loss and Comprehensive Loss

For the years ended December 31, 2024, 2023 and 2022

(Expressed in U.S. Dollars)

	Note	2024	2023	2022
		$	$	$
Expenses

Research and development	13	183,830	2,418,715	6,761,818
Consulting, wages and benefits	13	1,055,247	1,037,558	885,460
Directors’ fees	13	168,143	179,406	122,572
Investor relations		1,360,170	919,490	928,424
Professional fees	13	616,859	514,263	454,071
General and administrative		320,949	375,505	448,824
Public company costs		141,404	170,184	120,813
Travel		31,916	170,187	22,538
Amortization of property and equipment	9	86,204	73,062	41,069
Amortization of intangible assets	8	31,070	66,632	17,077
Share-based payments	12(g),13	122,527	120,984	487,940

Loss before other items		(4,118,319)	(6,045,986)	(10,290,606)

Fair value adjustment on derivative warrant liability	12(h)	1,035,105	3,641,403	3,396,137
Foreign exchange loss		(73,009)	(7,025)	(1,546)
Interest income		121,908	253,543	103,589
Transaction costs on derivative warrant liability	12(b)	(279,031)	-	(926,456)

Net loss for the year		(3,313,346)	(2,158,065)	(7,718,882)

Other comprehensive loss:
Items that may be subsequently reclassified to profit or loss:
Currency translation differences		-	-	(128,145)

Total loss and comprehensive loss for the year		(3,313,346)	(2,158,065)	(7,847,027)

Basic and diluted loss per common share		(1.15)	(1.09)	(5.22)

Weighted average number of common shares outstanding - Basic and diluted		2,878,514	1,981,734	1,479,914

The accompanying notes are an integral part of these consolidated financial statements.

6

XORTX THERAPEUTICS INC.

Consolidated Statements of Changes in Shareholders’ Equity

For the years ended December 31, 2024, 2023 and 2022

(Expressed in U.S. Dollars)

	Number of common shares	Share capital	Reserves	Obligation to issue shares	Accumulated Deficit	Accumulated other comprehensive loss	Total
		$	$	$	$	$	$
Balance, December 31, 2021	1,443,293	16,088,677	4,991,594	24,746	(7,977,960)	75,540	13,202,597

Shares issued pursuant to public offering	155,555	359,868	-	-	-	-	359,868
Pre-funded warrants issued	-	-	925,015	-	-		925,015
Share issuance costs	-	(88,959)	(42,687)	-	-	-	(131,646)
Pre-funded warrants exercised	71,223	164,768	(164,704)	-	-	-	64
Share-based payments	-	-	487,940	-	-	-	487,940
Comprehensive loss for the year	-	-	-	-	(7,718,882)	(128,145)	(7,847,027)

Balance, December 31, 2022	1,670,071	16,524,354	6,197,158	24,746	(15,696,842)	(52,605)	6,996,811

Reclassification of derivative warrant liability	-	-	(318,000)	-	-	-	(318,000)
Pre-funded warrants exercised	328,777	532,181	(531,885)	-	-	-	296
Share-based payments	-	-	120,984	-	-	-	120,984
Comprehensive loss for the year	-	-	-	-	(2,158,065)	-	(2,158,065)

Balance, December 31, 2023	1,998,848	17,056,535	5,468,257	24,746	(17,854,907)	(52,605)	4,642,026

Shares issued pursuant to private placement	1,219,717	1,387,549	-	-	-	-	1,387,549
Pre-funded warrants issued	-	-	907,994	-	-	-	907,994
Reclassification of derivative warrant liability	-	-	123,651	-	-	-	123,651
Share issuance costs	-	(331,541)	(224,140)	-	-	-	(555,681)
Pre-funded warrants exercised	257,810	359,214	(359,211)	-	-	-	3
Warrants exercised	5,000	21,814	-	-	-	-	21,814
Share-based payments	-	-	122,527	-	-	-	122,527
Comprehensive loss for the year	-	-	-	-	(3,313,346)	-	(3,313,346)

Balance, December 31, 2024	3,481,375	18,493,571	6,039,078	24,746	(21,168,253)	(52,605)	3,336,537

The accompanying notes are an integral part of these consolidated financial statements.

7

XORTX THERAPEUTICS INC.

Consolidated Statements of Cash Flows

For the years ended December 31, 2024, 2023 and 2022

(Expressed in U.S. Dollars)

	2024	2023	2022 Revised[1]
	$	$	$
Cash provided by (used in):

Operating activities
Net loss for the year	(3,313,346)	(2,158,065)	(7,718,882)

Items not affecting cash:
Amortization	117,274	139,694	58,146
Fair value adjustment on derivative warrant liability	(1,035,105)	(3,641,403)	(3,396,137)
Fair value of finders’ warrants allocated to derivative liability	-	-	138,005
Share-based payments	122,527	120,984	487,940
Transaction costs on derivative warrant liability	279,031	-	797,598
Unrealized foreign exchange (gain) loss	34,178	(13,634)	(6,391)
Changes in non-cash operating assets and liabilities:
Accounts receivable	43,074	21,041	(41,098)
Prepaid expenses	208,166	142,654	622,595
Accounts payable and accrued liabilities	(134,447)	(1,194,436)	892,265
	(3,678,648)	(6,583,165)	(8,165,959)

Investing activities
Acquisition of intangible assets	(38,924)	(42,052)	(26,005)
Acquisition of equipment	-	(4,311)	(19,696)
	(38,924)	(46,363)	(45,701)

Financing activities
Pre-funded warrants and warrants exercised	16,573	296	64
Payment of lease obligation	(69,723)	(66,089)	(20,410)
Cash share issuance costs	(667,883)	(295,251)	(1,067,153)
Proceeds from issuance of equity instruments	3,500,542	-	4,999,640
	2,779,509	(361,044)	3,912,141

Effect of foreign exchange (gain) loss on cash	(35,953)	4,041	(136,146)

Decrease in cash	(974,016)	(6,986,531)	(4,435,665)

Cash, beginning of year	3,447,665	10,434,196	14,869,861

Cash, end of year	2,473,649	3,447,665	10,434,196

Supplemental Cash Flow and Non-Cash Investing and Financing Activities Disclosure
Fair value of agent’s warrants	-	-	185,738
Derivative warrant liability reclassified to share capital on exercise of warrants	5,244	-	-
Recognition of right-of-use asset	96,998	-	114,588
Deferred financing costs reclassified to share capital and transaction costs on derivative warrant liability	166,344	-	-

1 The Company revised certain transaction costs on derivative warrant liability from financing activities to operating activities (Note 12(h)).

The accompanying notes are an integral part of these consolidated financial statements.

8

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Expressed in U.S. Dollars)

1.	Nature of operations and going concern

XORTX Therapeutics Inc. (the “Company” or “XORTX”) was incorporated under the laws of Alberta, Canada on August 24, 2012.

XORTX is a public company listed on the TSX Venture Exchange (the “TSXV”) and on the Nasdaq Stock Market (“Nasdaq”) under the symbol “XRTX”. The Company’s operations and mailing address is 3710 – 33rd Street NW, Calgary, Alberta, Canada T2L 2M1 and its registered address is located at 550 Burrard Street, Suite 2900, Vancouver, British Columbia, V6C 0A3.

XORTX is a late-stage clinical pharmaceutical company focused on developing innovative therapies to treat gout and progressive kidney disease modulated by aberrant purine and uric acid metabolism in orphan disease indications such as allopurinol intolerant gout and autosomal dominant polycystic kidney disease, as well as more prevalent type 2 diabetic nephropathy, and fatty liver disease. The Company’s current focus is on developing products to slow and/or reverse the progression of these diseases.

The Company is subject to a number of risks associated with the successful development of new products and their marketing and the conduct of its clinical studies and their results. The Company will have to finance its research and development activities and its clinical studies. To achieve the objectives in its business plan, the Company plans to raise the necessary capital and to generate revenues. Although there is no certainty, management is of the opinion that additional funding for future projects and operations can be raised as needed. The products developed by the Company will require approval from the U.S. Food and Drug Administration and equivalent organizations in other countries before their sale can be authorized. If the Company is unsuccessful in obtaining adequate financing in the future, research activities will be postponed until market conditions improve. These circumstances and conditions indicate the existence of a material uncertainty that casts significant doubt about the Company’s ability to continue as a going concern.

2.	Basis of preparation

Statement of Compliance

These consolidated financial statements have been prepared in accordance with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Basis of Measurement and Presentation

These consolidated financial statements have been prepared using the historical cost convention except for financial instruments which have been measured at fair value. These consolidated financial statements were prepared on an accrual basis except for cash flow information.

These consolidated financial statements incorporate the financial statements of the Company and its 100% owned subsidiary. The accounts of the Company’s subsidiary are prepared for the same reporting period as the parent company, using consistent accounting policies. Inter-company transactions, balances and unrealized gains or losses on transactions are eliminated. The Company’s subsidiary is the following:

Name	Place of Incorporation	Ownership
XORTX Pharma Corp.	Canada	100%

These consolidated financial statements were approved for issue by the Board of Directors on March 21, 2025.

9

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Expressed in U.S. Dollars)

3.	Material Accounting policies

These consolidated financial statements have been prepared using the following accounting policies:

Financial Instruments

a)	Classification

The Company classifies its financial instruments in the following categories: at fair value through profit or loss (“FVTPL”), at fair value through other comprehensive income (loss) (“FVTOCI”) or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics.

Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or if the Company has opted to measure them at FVTPL.

The following are the Company’s financial instruments as at December 31, 2024 and 2023:

Classification

Cash	Amortized cost
Accounts payable and accrued liabilities	Amortized cost
Derivative warrant liability	FVTPL
Lease obligations	Amortized cost

b)	Measurement

Financial assets at FVTOCI

Elected investments in equity instruments at FVTOCI are initially recognized at fair value plus transaction costs. Subsequently they are measured at fair value, with gains and losses recognized in other comprehensive income (loss).

Financial assets and liabilities at amortized cost

Financial assets and liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs, respectively, and subsequently carried at amortized cost using the effective interest rate, less any impairment.

Financial assets and liabilities at FVTPL

Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the consolidated statements of comprehensive loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in the consolidated statements of comprehensive loss in the period in which they arise. Where management has opted to recognize a financial liability at FVTPL, any changes associated with the Company’s own credit risk will be recognized in other comprehensive loss.

10

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Expressed in U.S. Dollars)

3.	Material Accounting policies (continued)

Financial Instruments (continued)

Impairment of financial assets at amortized cost

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost.

At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to the twelve month expected credit losses. The Company shall recognize in the consolidated statements of comprehensive loss, as an impairment gain or loss, the amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized.

c)	Derecognition

Financial assets

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity. Gains and losses on derecognition are generally recognized in profit or loss. However, gains and losses on derecognition of financial assets classified as FVTOCI remain within accumulated other comprehensive income (loss).

Financial liabilities

The Company derecognizes financial liabilities only when its obligations under the financial liabilities are discharged, cancelled or expired. Generally, the difference between the carrying amount of the financial liability derecognized and the consideration paid and payable, including any non-cash assets, is recognized in the consolidated statements of comprehensive loss.

Cash

Cash include cash on hand, held at banks, or held with investment brokers as well as short-term investments with an original maturity of 90 days or less, which are readily convertible into known amounts of cash.

Equipment

Equipment is recorded at cost less accumulated amortization and accumulated impairment losses. The cost of an item of equipment includes expenditures that are directly attributable to the acquisition thereof. Amortization is calculated on bases and rates designed to amortize the cost of the assets over their estimated useful lives. Amortization is recorded using the straight-line method with an expectation of the following useful life estimates:

Computer equipment	3 years

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XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Expressed in U.S. Dollars)

3.	Material Accounting policies (continued)

Leases

At inception of a contract, the Company assesses whether a contract is, or contains, a lease determining whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, we assess whether:

•	the contract involves the use of an identified asset;
•	the Company has the right to obtain substantially all of the economic benefits from use of the identified asset throughout the period of use; and
•	the Company has the right to direct the use of the identified asset.

The right-of-use asset and corresponding lease obligation is recognized at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease obligation adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received. The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term or its useful life, whichever is shorter. The lease term includes periods covered by an option to extend if the Company is reasonably certain to exercise that option. In addition, the right-of-use asset is reduced by impairment losses and adjusted for certain remeasurements of the lease obligation, if any.

The lease obligation is initially measured at the present value of the lease payments that are not paid at the commencement date. The lease payments are discounted using the implicit interest rate in the lease. If the rate cannot be readily determined, the Company’s incremental rate of borrowing is used. The lease obligation is subsequently measured at amortized cost using the effective interest method. The lease obligation is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in our estimate of the amount expected to be payable under a residual value guarantee, if we change our assessment of whether we will exercise a purchase, extension or termination option, or if the underlying lease contract is amended.

The Company has elected not to separate fixed non-lease components from lease components and instead account for each lease component and associated fixed non-lease components as a single lease component.

The Company has elected not to recognize right-of-use assets and lease obligations for short-term leases that have a lease term of 12 months or less and for leases of low value assets. The lease payments associated with those leases are recognized as an expense on a straight-line basis over the lease term.

Research and development costs

Research costs including clinical trial costs are expensed as incurred, net of recoveries until a drug product receives regulatory approval. Development costs that meet specific criteria related to technical, market and financial feasibility will be capitalized. To date, all research and development costs have been expensed.

Intangible assets

Intangible assets are measured at cost less accumulated amortization and accumulated impairment losses. Costs incurred for patents, patents pending and licenses are capitalized and amortized from the date of capitalization on a straight-line basis over the shorter of their respective remaining estimated lives or 20 years.

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XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Expressed in U.S. Dollars)

3.	Material Accounting policies (continued)

Government assistance

Amounts received or receivable resulting from government assistance programs, including grants and investment tax credits for research and development, are recognized where there is reasonable assurance that the amount of government assistance will be received and all attached conditions will be complied with. Investment tax credits and grants relating to qualifying scientific research and experimental development expenditures that are recoverable are recognized as a reduction of expenses.

Impairment of long-lived assets

Intangible assets and equipment are tested for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. For the purpose of measuring recoverable amounts, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units or CGUs). The recoverable amount is the higher of an asset’s fair value less costs to sell, and its value in use (being the present value of the expected future cash flows of the relevant asset or CGU). An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The Company evaluates impairment losses for potential reversals when events or circumstances warrant such consideration.

Derivative warrant liabilities

Derivative warrant liabilities issued in relation to equity offerings that fail to meet the definition of equity are classified as derivative liabilities and measured at fair value with changes in fair value recognized in profit or loss at each period end. In instances where units consisting of a common share and a warrant classified as a derivative liability are issued, the Company recognizes the unit as a compound financial instrument. In accordance with IAS 32 Financial Instruments: Presentation, when a compound instrument has been determined to contain a financial liability and an equity component, the fair value of the instrument is bifurcated by first determining the fair value of the liability, and then allocating any residual value to the equity instrument.

The derivative warrants will ultimately be converted into the Company’s equity (common shares) when the warrants are exercised or will be extinguished on the expiry of the outstanding warrants and will not result in the inflow of any cash to the Company. Immediately prior to exercise, the warrants are remeasured at their intrinsic value (the intrinsic value being the share price at the date the warrant is exercised less the exercise price of the warrant), and this value is transferred to Share Capital on exercise. Any remaining fair value is recorded through profit or loss as part of the change in estimated fair value of the derivative warrant liabilities.

The Company uses the Black-Scholes option pricing model to estimate fair value at each period end date. The key assumptions used in the model are described in Note 12(h).

Share-based payments

The Company has a stock option plan that is described in Note 12 and grants share options to acquire common shares of the Company to directors, officers, employees and consultants. Share-based payments to employees are measured at the fair value of the instruments granted. Share-based payments to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued as calculated using the Black-Scholes option pricing model if the fair value of the goods or services cannot be reliably measured. The offset to the recorded expense is to reserves.

Consideration received on the exercise of stock options is recorded as share capital and the recorded amount in reserves is transferred to share capital.

13

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Expressed in U.S. Dollars)

3.	Material Accounting policies (continued)

Share capital

Common shares are classified as equity. Costs directly identifiable with share capital financing are charged against share capital. Share issuance costs incurred in advance of share subscriptions are recorded as deferred assets. Share issuance costs related to uncompleted share subscriptions are charged to operations in the period they are incurred.

The Company’s common shares, pre-funded warrants, warrants (other than derivative warrants) and options are classified as equity instruments. Incremental costs directly related to the issue of new shares or options are shown in equity as a deduction from the proceeds. For equity offerings of units consisting of a common share and warrant, when both instruments are classified as equity, the Company allocates proceeds first to common shares based on the estimated fair value of the common shares at the time the units are issued, with any excess value allocated to warrants.

From time to time in connection with private placements and other equity offerings, the Company issues compensatory warrants (“Finders’ Warrants”) or warrant units (“Finders’ Warrant Units”) to agents as commission for services. Awards of Finders’ Warrants and Finders’ Warrant Units are accounted for in accordance with the fair value method of accounting and result in share issuance costs and a credit to reserves when Finders’ Warrants and Finders’ Warrant Units are issued. The fair value of Finders’ Warrants is measured using the Black-Scholes option pricing model and the fair value of the Finders’ Warrant Units is measured using the Geske compound option pricing model that requires the use of certain assumptions regarding the risk-free market interest rate, expected volatility in the price of the underlying stock, and expected life of the instruments.

Earnings (loss) per common share

Basic earnings (loss) per common share is computed by dividing the net income (loss) available to common shareholders by the weighted average number of common shares outstanding during the period and the diluted loss per share assumes that the outstanding vested stock options and share purchase warrants had been exercised at the beginning of the year. Diluted earnings per share reflect the potential dilution that could share in the earnings of an entity. In the periods where a net loss is incurred, potentially dilutive common shares (outstanding vested stock options and share purchase warrants) are excluded from the loss per share calculation as the effect would be anti-dilutive and basic and diluted loss per common share are the same. In a profit year, the weighted average number of common shares outstanding used for the calculation of diluted earnings per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are used to repurchase the common shares at the average price per period.

Foreign currency translation

The presentation and functional currency of the Company and its subsidiary is the U.S. dollar. Foreign currency transactions are translated into U.S. dollars using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the rate of exchange in effect as of the financial position date. Gains and losses are recognized in profit or loss on a current basis.

Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

14

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Expressed in U.S. Dollars)

3.	Material Accounting policies (continued)

Deferred income tax assets also result from unused loss carry forwards, resource related pools and other deductions. A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

New and recent accounting pronouncements

In October 2022, IASB issued amendments to IAS 1, Presentation of Financial Statements. The amendments aim to clarify the criteria for classifying liabilities with covenants as current or non-current. Liabilities are required to be classified as non-current if an entity has a substantive right to defer settlement for at least 12 months at the end of the reporting period. The amendments were adopted by the Company as of January 1, 2024. These amendments to standards resulted in the reclassification of the derivative warrant liability from non-current to current liability as described in Note 12(h).

In April 2024, IASB issued IFRS 18, Presentation and Disclosure in Financial Statements to replace IAS 1, Presentation of Financial Statements. The aim of IFRS 18 is to set out requirements for presentation and disclosure of financial statements to ensure the entity provides relevant and accurate information about its assets, liabilities, equity, income and expenses. IFRS 18 is effective for the Company as of January 1, 2027. The Company is assessing the impact of this standard on the consolidated financial statements.

4.	Critical accounting judgments and estimates

The preparation of consolidated financial statements requires management to make judgments and estimates that affect the amounts reported in the consolidated financial statements and notes. By their nature, these judgments and estimates are subject to change and the effect on the consolidated financial statements of changes in such judgments and estimates in future periods could be material. These judgments and estimates are based on historical experience, current and future economic conditions, and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results could differ from these judgments and estimates.

Revisions to accounting estimates are recognized in the period in which the estimate is revised and may affect both the period of revision and future periods. Information about critical accounting judgments in applying accounting policies that have the most significant risk of causing material adjustment to the carrying amounts of assets and liabilities recognized in the consolidated financial statements within the next financial year are discussed below:

Share-based payment transactions and warrant liabilities

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Warrant liabilities are accounted for as derivative liabilities as the proceeds from exercise are either not fixed, denominated in a currency other than the functional currency, or can be settled on a net basis, and therefore do not meet the fixed for fixed criteria. Estimating fair value for share-based transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the instrument. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option or warrant, volatility and dividend yield and making assumptions about them.

Classification of contract payments

In concluding that contract payments are a non-current asset, management considered when future regulatory and clinical trial programs are anticipated to be completed. Management assessed that the future regulatory and clinical trial programs would not be completed within 12 months from period end and therefore classified contract payments as a non-current asset.

15

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Expressed in U.S. Dollars)

4.	Critical accounting judgments and estimates (continued)

Impairment of intangible assets

Patents (obtained and pending) and licenses are reviewed for impairment at each financial reporting date. If, in the judgment of management, future economic benefits will not flow to the Company, then the Company will assess the recoverable value of the asset. If the carrying value is greater than the recoverable value, the asset will be impaired to the recoverable value.

Determination of functional currency

In concluding that the U.S. dollar is the functional currency of the Company and its subsidiary, management considered the currency that mainly influences the cost of providing goods and services in the primary economic environment in which each entity operates and the currency in which funds from financing are generated, or if there has been a change in events or conditions that determined the primary economic environment.

Treatment of research and development costs

Costs to develop products are capitalized to the extent that the criteria for recognition as intangible assets in IAS 38 Intangible Assets are met. Those criteria require that the product is technically and economically feasible, the Company has the intention and ability to use the asset, and how the asset will generate future benefits. Management assessed the capitalization of development costs based on the attributes of the development project, perceived user needs, industry trends and expected future economic conditions. Management considers these factors in aggregate and applies significant judgment to determine whether the product is feasible. The Company has not capitalized any development costs as at December 31, 2024.

Leases

Value of right-of-use assets and lease obligations require judgement in determining lease terms such as extension options, determining whether a lease contract contains an identified asset to which the Company has the right to use substantially all of the economic benefits from the use of that asset and the incremental borrowing rate applied. The Company estimates the incremental borrowing rate based on the lease term, collateral assumptions and the economic environment in which the lease is denominated. Renewal options are only included if management is reasonably certain that the option will be renewed.

Classification of pre-funded warrants

Management applied judgment when determining the appropriate classification of pre-funded warrants included in unit offerings. Management considered the characteristics of derivative instruments and concluded that the pre-funded warrants should be classified as an equity instrument.

Current and deferred taxes

The measurement of income taxes payable and deferred income tax assets and liabilities requires management to make judgments in the interpretation and application of the relevant tax laws. Such differences may result in eventual tax payments differing from amounts accrued. Reported amounts for deferred tax assets and liabilities are based on management’s expectation for the timing and amounts of future taxable income or loss, as well as future taxation rates. Changes to these underlying estimates may result in changes to the carrying value, if any, of deferred income tax assets and liabilities.

16

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Expressed in U.S. Dollars)

5.	Cash

The Company’s cash consists of cash held and interest-bearing deposits with the Company’s bank and brokerage accounts. The current annual interest rate earned on these deposits is 3.62% (2023 – 5.15%).

	December 31, 2024	December 31, 2023
	$	$

Cash	53,686	94,999
Interest-bearing deposits	2,419,963	3,352,666
	2,473,649	3,447,665

6.	Prepaid expenses

The Company’s prepaid expenses relate to the following:

	December 31, 2024	December 31, 2023
	$	$

Research and development	1,167	-
Insurance	158,007	204,302
Investor relations conferences and services	19,490	25,309
Administrative services and other	6,748	7,355
	185,412	236,966

7.	Contract payments

During the year ended December 31, 2020, the Company entered into an agreement with Prevail InfoWorks Inc. As part of the agreement, the Company paid $1,200,000 through the issuance of units in the private placement that closed February 28, 2020, to be applied to future regulatory and clinical trial programs. The 108,590 units issued were measured by reference to their fair value on the issuance date, which is equal to CAD $14.76 per unit.

8.	Intangible assets

Cost	Total
$
Balance, December 31, 2022	294,751
Additions	42,052
Balance, December 31, 2023	336,803
Additions	38,924
Balance, December 31, 2024	375,727

Accumulated amortization	Total
$
Balance, December 31, 2022	94,917
Amortization	66,632
Balance, December 31, 2023	161,549
Amortization	31,070
Balance, December 31, 2024	192,619

17

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Expressed in U.S. Dollars)

8.	Intangible assets (continued)

Carrying values	Total
$
At December 31, 2023	175,254
At December 31, 2024	183,108

The Company has licensed intellectual property from various third parties. The intangible assets relate solely to licensed intellectual property and there are no other classes of intangible assets. The intangible assets are as described below:

a)	The Company has licensed from a third party (the “Licensor”), under a patent rights purchase agreement dated July 9, 2013 and amended April 15, 2014, certain patents relating to allopurinol for the treatment of hypertension. The Company paid a total of $40,000 to the Licensor per the terms of the agreement.

The Company will also pay the Licensor royalties on the cumulative net revenues from the sale or sublicense of the product covered under the patent license until the later of (i) the expiration of the last patent right covering the product; and (ii) the expiration of ten years from the date of the first commercial sales of a product. As of December 31, 2024, no royalties have been accrued or paid.

b)	In December 2012, the Company entered into an agreement to license certain intellectual property relating to the use of all uric acid lowering agents to improve the treatment of metabolic syndrome. Under this patent rights purchase agreement, between the Company and Dr. Richard Johnson and Dr. Takahiko Nakagawa (the “Vendors”), the Company will pay the Vendors a royalty based on the cumulative net revenues from the sale or sublicense of the product covered under the licensed intellectual property until the later of (i) the expiration of the last patent right covering the product; and (ii) the expiration of 10 years from the date of the first commercial sales of a product. As of December 31, 2024, no royalties have been accrued or paid.

c)	Pursuant to a license agreement dated October 9, 2012 as amended on June 23, 2014, between the Company and the University of Florida Research Foundation, Inc. (“UFRF”), the Company acquired the exclusive license to a patent that claims the use of any uric acid lowering agent to treat insulin resistance. The Company has paid or is obligated to pay UFRF the following:

i)	An annual license fee of $1,000;
ii)	Reimburse UFRF for United States and/or foreign costs associated with the maintenance of the licensed patents;
iii)	The issuance to UFRF of 180,397 shares of common stock of the Company. 160,783 have been issued to UFRF as at December 31, 2024 and December 31, 2023. The remaining shares to be issued are included in obligation to issue shares ($24,746);
iv)	Milestone payments of $500,000 upon receipt of FDA approval to market licensed product in the United States of America and $100,000 upon receipt of regulatory approval to market each licensed product in each of other agreed-upon jurisdictions;
v)	Royalty payments of up to 1.5% of net sales of products covered by the license until the later of (i) the expiration of any patent claims; or (ii) 10 years from the date of the first commercial sale of any covered product in each country. Following commencement of commercial sales, the Company will be subject to certain annual minimum royalty payments that will increase annually to a maximum of $100,000 per year. As at December 31, 2024, no royalties have been accrued or paid; and
vi)	UFRF is entitled to receive a royalty of 5% of amounts received from any sub-licensee that are not based directly on product sales, excluding payments received for research and development or purchases of the Company’s securities at not less than fair market value. As at December 31, 2024, no royalties have been accrued or paid.

UFRF may terminate the agreement if the Company fails to meet the above-specified milestones.

18

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Expressed in U.S. Dollars)

9.	Property and equipment

Cost	Right-of-use asset	Equipment	Total
	$	$	$
Balance, December 31, 2022	114,588	19,033	133,621
Additions	-	4,311	4,311
Balance, December 31, 2023	114,588	23,344	137,932
Additions	96,998	-	96,998
Balance, December 31, 2024	211,586	23,344	234,930

Accumulated amortization	Right-of-use asset	Equipment	Total
	$	$	$
Balance, December 31, 2022	38,195	2,748	40,943
Amortization	65,480	7,582	73,062
Balance, December 31, 2023	103,675	10,330	114,005
Amortization	78,525	7,679	86,204
Balance, December 31, 2024	182,200	18,009	200,209

Carrying values	Right-of-use asset	Equipment	Total
	$	$	$
At December 31, 2023	10,913	13,014	23,927
At December 31, 2024	29,386	5,335	34,721

The Company entered into an office lease during the year ended December 31, 2022 for which a right-of-use asset was recognized (Note 11). During the year ended December 31, 2024, the Company extended its office lease. A $96,998 right-of-use asset addition was recognized with a corresponding $96,998 increase to the lease liability.

10.	Accounts payable and accrued liabilities

	December 31, 2024	December 31, 2023
	$	$
Trade payables	84,020	195,814
Accrued liabilities	63,185	87,614
Total	147,205	283,428

11.	Lease obligation

The Company has entered into an office lease expiring in 2025, with an imputed interest rate of 8% per annum. A reconciliation of the outstanding lease obligation as at December 31, 2024 is as follows:

$
Balance, December 31, 2022	77,599
Lease payments	(66,089)
Balance, December 31, 2023	11,510
Additions	96,998
Lease payments	(69,723)
Balance, December 31, 2024	38,785

19

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Expressed in U.S. Dollars)

11.	Lease obligation (continued)

The $96,998 lease obligation addition recognized in the year ended December 31, 2024 relates to an extension of the office lease to May 31, 2025.

The following is a schedule of the Company’s future minimum lease payments related to the office lease obligation:

	December 31, 2024	December 31, 2023
	$	$
2024	-	11,628
2025	39,535	-
Total minimum lease payments	39,535	11,628
Less: imputed interest	(750)	(118)
Total present value of minimum lease payments	38,785	11,510
Less: current portion	(38,785)	(11,510)
Non-current portion	-	-

12.	Share capital and reserves

a)	Authorized and issued

Unlimited common shares – 3,481,375 issued at December 31, 2024 (2023 – 1,998,848, 2022 – 1,670,071).

On November 10, 2023, the shares of the Company were consolidated on a 9:1 basis. Common shares, options, warrants and per share amounts have been adjusted for the 9:1 share consolidation unless otherwise noted.

b)	Issuances

Year ended December 31, 2024:

On February 15 and March 4, 2024, the Company closed two tranches of a non-brokered offering of 899,717 common share units at a price of CAD $3.00 per common share unit for aggregate gross proceeds of $2,000,549 (CAD $2,699,151). Each common share unit consists of one common share and one warrant to purchase one common share at CAD $4.50 per common share for a period of two years, provided, however that, if, the common shares on the TSXV trade at greater than CAD $6.00 for 10 or more consecutive trading days, the warrants will be accelerated and the warrants will expire on the 30th business day following the date of notice.

The proceeds were allocated $1,205,000 to the derivative warrant liability (Note 12(h)) and the residual $795,549 was allocated to common shares.

In connection with the offering, the Company paid finder’s fees of $97,241, representing a 5% finder’s fee on certain subscriptions to qualified finders. The Company incurred additional cash share issuance costs of $367,195 including $166,344 deferred at December 31, 2023. The costs were allocated between common shares and derivative warrant liability in proportion to their initial carrying amounts with $185,405 recorded as a reduction of equity and $279,031 recorded as transaction costs on derivative warrant liability.

On March 25, 2024, the Company issued 5,000 common shares for the exercise of warrants at CAD $4.50 per share in the amount of $16,570 (CAD $22,500). An amount of $5,244 was transferred from derivative warrant liability to share capital as a result.

20

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Expressed in U.S. Dollars)

12.	Share capital and reserves (continued)

b)	Issuances (continued)

On October 18, 2024, the Company closed its registered direct offering and concurrent private placement for the purchase and sale of: (i) 320,000 common share units at a price of $1.85 per unit, with each unit consisting of one common share and one warrant to purchase one common share; and (ii) 490,810 pre-funded warrant units at a price of $1.84999 per pre-funded unit, with each pre-funded unit consisting of one pre-funded warrant to purchase one common share and one warrant to purchase one common share. Aggregate gross proceeds amounted to $1,499,993. The pre-funded warrants have an exercise price of $0.00001 per share and will terminate once exercised in full. The unit warrants are exercisable at an exercise price of $2.18 are immediately exercisable and expire five years from issuance.

In connection with the private placement, the Company incurred issuance costs of $370,276. The costs were recorded as a reduction of equity.

On November 21, 2024, the Company issued 257,810 common shares for the exercise of pre-funded warrants at US$0.00001 per share in the amount of $3. An amount of $359,211 was transferred from reserves to share capital as a result.

Year ended December 31, 2023:

On January 19, 2023, the Company issued 328,777 common shares for the exercise of pre-funded warrants at $0.0009 per share in the amount of $296. An amount of $531,885 was transferred from reserves to share capital as a result.

Year ended December 31, 2022:

On October 7, 2022, the Company closed a public offering of: (i) 155,555 common share units ("Common Share Units") at a price of $9.00 per Common Share Unit, with each Common Share Unit consisting of one common share and one warrant ("Warrant") to purchase one common share; and (ii) 400,000 pre-funded warrant units (“Pre-Funded Units”) at a price of $8.9991 per Pre-Funded Unit, with each Pre-Funded Unit consisting of one pre-funded warrant (“Pre-Funded Warrant”) to purchase one common share and one Warrant to purchase one common share. Aggregate gross proceeds amounted to $4,999,640. The Pre-Funded Warrants have an exercise price of $0.0009 per share, and will terminate once exercised in full. The Warrants are exercisable at an exercise price of $10.98 per share expiring five years from the date of issuance.

The proceeds were allocated $3,714,757 to the derivative warrant liability (Note 12(h)) and the residual amounts of $359,868 and $925,015 were allocated to common shares and pre-funded warrants respectively.

In connection with the public offering, the Company incurred issuance costs of $1,067,153 and issued 27,777 underwriters warrants with a fair value of $185,738. The costs were allocated between common shares and derivative warrant liability in proportion to their initial carrying amounts with $317,301 recorded as a reduction of equity and $926,456 recorded as transaction costs on derivative warrant liability and pre-funded warrants.

On December 29, 2022, the Company issued 71,223 common shares for the exercise of Pre-Funded Warrants at $0.0009 per share in the amount of $64. An amount of $164,704 was transferred from reserves to share capital as a result.

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XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Expressed in U.S. Dollars)

12.	Share capital and reserves (continued)

c)	Diluted Weighted Average Number of Shares Outstanding

	Year ended
	December 31, 2024	December 31, 2023	December 31, 2022
Basic weighted average shares outstanding	2,878,514	1,981,734	1,479,914
Effect of outstanding securities	-	-	-
Diluted weighted average shares outstanding	2,878,514	1,981,734	1,479,914

During the years ended December 31, 2024, 2023 and 2022, the Company had a net loss, as such, the diluted loss per share calculation excludes any potential conversion of options and warrants that would decrease loss per share.

d)	Common Share Purchase Warrants

A summary of the changes in warrants for the years ended December 31, 2024, 2023 and 2022 is presented below:

	Number of Warrants	Weighted Average Exercise price

Balance, December 31, 2021	569,655	$33.10
Granted – October 7,2022	555,555	10.98
Balance, December 31, 2023 and 2022	1,125,210	$22.31
Granted – February 9, 2024	824,767	3.13	(1)
Granted – February 23, 2024	74,950	3.13	(1)
Granted – October 18, 2024	810,810	2.18
Exercised	(5,000)	3.13	(1)
Balance, December 31, 2024	2,830,737	$3.60

(1) Exercise price of CAD $4.50.

During the year ended December 31, 2024, the Company amended the exercise price of 1,125,210 common share purchase warrants that were issued pursuant to private placements that closed in February 2021, October 2021 and October 2022. Pursuant to the polices of the TSXV the terms of the warrants, as amended, will be subject to an acceleration expiry provision such that if for any 10 consecutive trading dates during the unexpired term of the warrants, the closing price of the Company's shares on the exchange exceeds $6.50, the exercise period of the warrants will be reduced to 30 days, starting seven days after the last premium trading day. All other terms of the warrants remain unchanged.

At December 31, 2024, the weighted average contractual remaining life of the unexercised warrants was 2.58 years (2023 – 3.15 years).

22

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Expressed in U.S. Dollars)

12.	Share capital and reserves (continued)

d)	Common Share Purchase Warrants (continued)

The following table summarizes information on warrants outstanding at December 31, 2024:

	Exercise Price	Number Outstanding	Expiry date	Remaining Contractual Life
	$5.00	198,333	February 9, 2026	1.11 years
	$5.00	270,211	October 15, 2026	1.79 years
	$5.00	101,111	October 15, 2026	1.79 years
	$5.00	555,555	October 7, 2027	2.77 years
CAD $	4.50	819,767	February 9, 2026	1.11 years
CAD $	4.50	74,950	February 23, 2026	1.15 years
	$2.18	810,810	October 18, 2029	4.80 years
	Total	2,830,737		2.58 years

e)	Pre-Funded Warrants

A summary of the changes in pre-funded warrants for the years ended December 31, 2024, 2023 and 2022 is presented below:

	Number of Warrants	Weighted Average Exercise price

Balance, December 31, 2021	-	-
Granted – October 7, 2022	400,000	$0.0009
Exercised	(71,223)	$0.0009
Balance, December 31, 2022	328,777	$0.0009
Exercised	(328,777)	$0.0009
Balance, December 31, 2023	-	-
Granted – October 18, 2024	490,810	$0.00001
Exercised	(257,810)	$0.00001
Balance, December 31, 2024	233,000	$0.00001

f)	Finders’ and Underwriters Warrants

A summary of the changes in finders’ and underwriters warrants for the years ended December 31, 2024, 2023 and 2022 is presented below:

	Number of Warrants	Weighted Average Exercise price

Balance, December 31, 2024, 2023 and 2022	50,298	$23.57

At December 31, 2024, the weighted average contractual remaining life of the unexercised finders’ and underwriters warrants was 2.24 years (2023 – 3.25 years).

23

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Expressed in U.S. Dollars)

12.	Share capital and reserves (continued)

f)	Finders’ and Underwriters Warrants (continued)

The following table summarizes information on finders’ and underwriters warrants outstanding at December 31, 2024:

	Exercise Price	Number Outstanding	Expiry date	Remaining Contractual Life
CAD$	42.30	6,377	February 9, 2026	1.11 years
	$42.93	16,144	October 15, 2026	1.79 years
	$10.98	27,777	October 7, 2027	2.77 years
	Total	50,298		2.24 years

g)	Stock Options

The Company has an incentive Stock Option Plan (the “Plan”) for directors, officers, employees, and consultants, under which the Company may issue stock options to purchase common shares of the Company provided that the amount of incentive stock options which may be granted and outstanding under the Plan at any time shall not exceed 10% of the then issued and outstanding common shares of the Company.

The weighted average grant fair value of stock options granted was estimated on the date of grant using the Black-Scholes option pricing model with the following data and assumptions:

	2024	2023	2022
Dividend yield	Nil	Nil	Nil
Annualized volatility	100%	100%	100%
Share price	CAD $3.82	CAD $2.90	CAD $15.50
Risk-free interest rate	3.47%	3.25%	2.81%
Expected life	5 years	5 years	5 years

The risk-free interest rate is the yield on zero-coupon Canadian Treasury Bills of a term consistent with the assumed option life. The expected life of the option is the average expected period to exercise.

Volatility is based on the available historical volatility of the Company’s share price, excluding specific time frames in which volatility was affected by specific transactions that are not considered to be indicative of the Company’s expected share price volatility. The Company has not declared dividends in the past.

During the year ended December 31, 2024, the Company recorded share-based payments of $122,527 (2023 - $120,984; 2022 - $487,940), in respect of the vesting of granted options and options issued in prior years.

A summary of the changes in stock options for the years ended December 31, 2024, 2023 and 2022 is presented below:

24

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Expressed in U.S. Dollars)

12.	Share capital and reserves (continued)

g)	Stock Options (continued)

	Number of Options	Weighted Average Exercise price (CAD)
Balance, December 31, 2021	67,332	$27.89
Granted – January 12, 2022	14,162	22.86
Granted – June 6, 2022	43,866	14.40
Granted – November 25, 2022	7,776	12.42
Expired	(4,896)	28.67
Balance, December 31, 2022	128,240	$21.75
Granted – December 31, 2023	8,000	2.90
Expired	(32,318)	33.65
Balance, December 31, 2023	103,922	$16.60
Granted – March 4, 2024	39,483	4.50
Granted – April 8, 2024	8,000	5.00
Granted – December 18, 2024	13,000	1.75
Expired	(16,642)	22.22
Balance, December 31, 2024	147,763	$10.80
Vested and exercisable, December 31, 2024	109,807	$12.98

The weighted average contractual remaining life of the unexercised options was 3.02 years (2023 - 3.04 years).

The following table summarizes information on stock options outstanding at December 31, 2024:

Exercise Price (CAD)	Number Outstanding	Number Exercisable	Expiry Date	Remaining Contractual Life
$14.76	14,669	14,669	June 23, 2025	0.48 years
$16.92	2,366	2,366	May 12, 2026	1.36 years
$21.69	4,732	4,732	July 14, 2026	1.53 years
$22.86	7,262	7,262	December 21, 2026	1.97 years
$22.86	9,163	8,908	January 12, 2027	2.03 years
$14.40	37,200	35,444	June 6, 2027	2.43 years
$12.42	5,554	3,856	November 25, 2027	2.90 years
$2.90	8,000	8,000	December 31, 2028	4.00 years
$4.50	37,817	16,570	March 4, 2029	4.18 years
$5.00	8,000	8,000	April 8, 2029	4.27 years
$1.75	13,000	-	December 18, 2029	4.97 years
	147,763	109,807

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XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Expressed in U.S. Dollars)

12.	Share capital and reserves (continued)

h)	Derivative Warrant Liability

During the years ended December 31, 2024, 2022 and 2021, the Company issued warrants which were recorded as derivative financial liabilities as the exercise price was denominated in a currency other than the functional currency of the Company and in certain situations allow the holder to exercise the warrants on a cashless basis and therefore may be settled other than by the exchange of a fixed amount of cash. Under the cashless exercise option, the holders of these warrants may elect to settle the warrants on a cashless basis if the common shares are not subject to an effective registration statement at the time the holder wishes to exercise them. A contract that may be settled by a single net payment (generally referred to as net cash settled or net equity settled) is a financial liability and not an equity instrument.

These warrants are revalued at each reporting period and any gain or loss is recorded in profit or loss.

Effective January 1, 2023, with the change in functional currency of the Company to USD, the exercise price of warrants denominated in CAD is now denominated in a currency different than the functional currency of the Company and therefore these warrants now meet the definition of a derivative financial liability. Accordingly, all CAD denominated warrants recorded as equity instruments on January 1, 2023, were reclassified to derivative warrant liabilities at their estimated fair value as of that date.

The fair value of the warrants issued during the year ended December 31, 2024 with an exercise price denominated in CAD was estimated at $1,205,000 on the date of grant using the Black-Scholes option pricing model with the following data and assumptions:

2024
Dividend yield	Nil
Annualized volatility	130-135%
Share price	CAD $3.03 – CAD$3.40
Risk-free interest rate	4.28% – 4.33%
Expected life	2 years

The balance of the derivative warrant liabilities (level 3) is as follows:

Balance at December 31, 2022	$3,854,403
Reclassified from reserves	318,000
Fair value adjustment	(3,641,403)
Balance at December 31, 2023	$531,000
Warrants issued February 9, 2024	1,102,000
Warrants issued February 23, 2024	103,000
Warrants exercised	(5,244)
Reclassified to reserves	(123,651)
Fair value adjustment	(1,035,105)
Balance at December 31, 2024	$572,000

Significant assumptions used in determining the fair value of the derivative warrant liabilities at December 31, 2024, 2023 and 2022 are as follows:

26

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Expressed in U.S. Dollars)

12. Share capital and reserves (continued)

h)     Derivative Warrant Liability (continued)

	December 31, 2024	December 31, 2023	December 31, 2022
Share price	$1.13	$2.31	$7.29
Risk-free interest rate	2.92%	3.25%-3.91%	3.55%
Dividend yield	0%	0%	0%
Expected volatility	94%-134%	100%	100%
Remaining term (in years)	1.1-2.8	2.1-3.8	3.8-4.8

The fair value is classified as level 3 as expected volatility is determined using historical volatility and is therefore not an observable input.

Management has assessed the revised interpretive guidance in accordance with IAS 1 Presentation of Financial Statements Amendments effective for annual periods beginning on or after January 1, 2024 with respect to its derivative warrant liability and determined those instruments meet the requirement to be classified as a current liability. Accordingly, the Company has reclassified derivative warrant liabilities of $531,000 on the consolidated statement of financial position as at December 31, 2023 to conform to the current period’s presentation. The change in presentation had no impact on net and comprehensive loss, or cash flows, or loss per share for the years ended December 31, 2024 and 2023. The change in presentation had no impact on total assets, total liabilities or shareholders equity as at December 31, 2023.

The Company identified an immaterial error and revised the consolidated statement of cash flows for the year ended December 31, 2022 by $797,598 between operating activities and financing activities for cash share issuance costs. The change in presentation had no impact on net and comprehensive loss, or loss per share for the year ended December 31, 2022. The change in presentation had no impact on total assets, total liabilities or shareholders equity as at December 31, 2022.

13. Related party transactions

All related party transactions were measured at fair value. All amounts due from/payable to related parties are unsecured, non-interest bearing and have no fixed terms of repayment.

During the year ended December 31, 2024, the Company incurred the following transactions with related parties:

a)	Wages and benefits and professional fees were paid or accrued to Allen Davidoff, the Chief Executive Officer (“CEO”), in the amount of $391,655 (2023 - $337,794; 2022 - $369,494).

b)	Fees were paid or accrued to Michael Bumby, the Chief Financial Officer (“CFO”) of the Company in the amount of $6,515 and to 1282803 Ontario Inc., a company owned by James Fairbairn, the former Chief Financial Officer of $149,820 (2023 - $156,217; 2022 - $164,547 (paid or accrued to the former CFO)).

c)	Research and development fees were paid or accrued to Haworth Biopharmaceutical, a company owned by Stephen Haworth, the Chief Medical Officer (“CMO”) of the Company in the amount of $110,445 (2023 - $200,229; 2022 - $238,813).

d)	Consulting fees were paid or accrued to Stacy Evans, the Chief Business Officer (“CBO”) of the Company in the amount of $157,500 (2023 - $280,000; 2022 - $44,946).

e)	Wages and benefits were paid or accrued to the former Chief Technology Officer (“CTO”) in the amount of $nil (2023 - $nil, 2022 - $59,075).

27

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Expressed in U.S. Dollars)

13. Related party transactions (continued)

f)	Consulting fees were paid to a private entity controlled by the spouse of the Company’s CEO in the amount of $nil (2023 - $nil; 2022 - $3,512).

g)	Directors’ fees were paid or accrued to the directors of the Company in the amount of $172,229 (2023 - $182,675; 2022 - $127,053). The amount includes director fees payment of $123,133 for the year ended December 31, 2024 (2023 - $133,967; 2022 - $68,617) to Anthony Giovinazzo, Chairman of the Company.

h)	As at December 31, 2024, $11,120 (2023 - $6,805) was payable to directors of the Company, $7,705 (2023 - $14,631 (was payable or accrued to the former CFO)) was payable and accrued to the CFO of the Company for CFO services, $8,000 (2023 - $8,000) was payable and accrued to the CMO of the Company for consulting services, and $12,500 (2023 - $15,000) was payable and accrued to the CBO of the Company for consulting services. The balances are unsecured, non-interest bearing, and have no fixed terms of repayment.

i)	Management and directors’ key management compensation transactions for the years ended December 31, 2024, 2023, and 2022 are summarized as follows:

	Management Compensation	Directors’ fees	Share-based payments	Total
	$	$	$	$
Year ended December 31, 2022
Directors and officers	880,387	127,053	404,573	1,412,013

Year ended December 31, 2023
Directors and officers	974,240	182,675	77,779	1,234,694

Year ended December 31, 2024
Directors and officers	815,935	172,229	85,680	1,073,845

14.       Income taxes

The income taxes shown in the consolidated statements of comprehensive loss differ from the amounts obtained by applying statutory rates to the loss before income taxes due to the following:

	2024	2023	2022
	$	$	$
Net loss for the year	(3,313,346)	(2,158,065)	(7,718,882)
Statutory tax rate	27%	27%	27%
Expected income tax recovery	(895,000)	(583,000)	(2,084,000)
Decrease to income tax recovery due to:
Non-deductible permanent differences	(246,000)	45,000	131,000
Temporary differences	312,000	(25,000)	276,000
(Over) under provided in prior years	(1,099,000)	(559,000)	(552,000)
Change in tax assets not recognized	1,928,000	1,122,000	2,229,000
Income tax recovery	—	—	—

28

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Expressed in U.S. Dollars)

14.       Income taxes (continued)

The significant components of the Company’s deferred tax assets are as follows:

	December 31, 2024	December 31, 2023
	$	$
Share issuance costs	292,000	229,000
Cumulative eligible capital	95,000	117,000
Operating losses carried forward	6,706,000	4,819,000
Total deferred tax assets	7,093,000	5,165,000
Deferred tax assets not recognized	(7,093,000)	(5,165,000)
	—	—

The realization of income tax benefits related to these deferred potential tax deductions is not probable. Accordingly, no deferred income tax assets have been recognized for accounting purposes. The Company has Canadian non-capital losses carried forward of approximately CAD $36,039,000 that may be available for tax purposes. The losses expire as follows:

Expiry date	$
2032	44,000
2033	748,000
2034	325,000
2035	286,000
2036	365,000
2037	618,000
2038	1,089,000
2039	554,000
2040	1,116,000
2041	3,648,000
2042	12,628,000
2043	8,084,000
2044	6,534,000
Total	36,039,000

15.       Financial instruments and risk management

The Company’s financial instruments consist of cash, accounts receivable, accounts payable and accrued liabilities, lease obligation and derivative warrant liability. The fair values of cash and accounts payable and accrued liabilities and lease liability approximate their carrying values at December 31, 2024, due to their short-term nature.

The following table presents the Company’s financial instruments, measured at fair value on the consolidated statements of financial position as at December 31, 2024 and 2023 and categorized into levels of the fair value hierarchy:

		December 31, 2024		December 31, 2023
	Level	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
		$	$	$	$
FVTPL
Derivative warrant liability	3	572,000	572,000	531,000	531,000

29

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Expressed in U.S. Dollars)

15. Financial instruments and risk management (continued)

There were no transfers for levels of change in the fair value measurements of financial instruments for the years ended December 31, 2024 and 2023.

Risk management is carried out by the Company’s management team with guidance from the Board of Directors. The Company's risk exposures and their impact on the Company's financial instruments were as follows:

a)	Credit risk

Credit risk is the risk of financial loss to the Company if a customer of counterparty to a financial instrument fails to meet its obligations. The Company’s maximum exposure to credit risk at the financial position date under its financial instruments is summarized as follows:

	December 31, 2024	December 31, 2023
	$	$
Cash	2,473,649	3,447,665

All of the Company’s cash is held with major financial institutions in Canada and management believes the exposure to credit risk with such institutions is minimal. The Company considers the risk of material loss to be significantly mitigated due to the financial strength of the major financial institutions where cash is held. The Company has no exposure to the ongoing banking crisis. The Company’s maximum exposure to credit risk as at December 31, 2024 and 2023 is the carrying value of its financial assets.

b)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support normal operation requirements as well as the growth and development of its intellectual property portfolio.

The Company’s financial assets are comprised of its cash, accounts receivable and the financial liabilities are comprised of its accounts payable and accrued liabilities, and lease liability.

The contractual maturities of these financial liabilities as at December 31, 2024 and 2023 are summarized below:

	Payments due by period as of December 31, 2024
	Total	Less than 3 months	Between 3 months and 1 year	1-3 years
	$	$	$	$

Accounts payable and accrued liabilities	147,205	147,205	—	—
Lease liability	38,785	23,124	15,661	—

	185,990	170,329	15,661	—

30

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Expressed in U.S. Dollars)

15. Financial instruments and risk management (continued)

	Payments due by period as of December 31, 2023
	Total	Less than 3 months	Between 3 months and 1 year	1-3 years
	$	$	$	$

Accounts payable and accrued liabilities	283,428	283,428	—	—
Lease liability	11,510	11,510	—	—

	294,938	294,938	—	—

c)	Market risk

i)	Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company’s bank accounts bear interest. Management believes that the credit risk concentration with respect to financial instruments included in cash is minimal.

ii)	Foreign Currency Risk

As at December 31, 2024, the Company is exposed to currency risk on the following financial assets and liabilities denominated in Canadian Dollars (“CAD”) and European Euro (“EUR”). The sensitivity of the Company’s net earnings due to changes in the exchange rate between the CAD and EUR against the U.S. dollar is included in the table below in U.S. dollar equivalents:

	CAD	EUR	Total
	$	$	$
Cash	684,491	—	684,491
Accounts payable and accrued liabilities	(111,155)	—	(111,155)
Net exposure	573,336	—	573,336

Effect of +/- 10% change in currency	57,334	—

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks include foreign currency risk, interest rate risk, market risk, credit risk, and liquidity risk. Where material, these risks are reviewed and monitored by the Board of Directors

There have been no changes in any risk management policies since December 31, 2023.

31

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Expressed in U.S. Dollars)

16. Capital management

The Company defines capital that it manages as shareholders’ equity. The Company manages its capital structure in order to have funds available to support its research and development and sustain the future development of the business. When managing capital, the Company’s objective is to ensure the entity continues as a going concern as well as to maintain optimal returns to shareholders and benefits for other stakeholders. Management adjusts the capital structure as necessary in order to support its activities.

Since inception, the Company’s objective in managing capital is to ensure sufficient liquidity to finance its research and development activities, general and administrative expenses, expenses associated with intellectual property protection, and its overall capital expenditures. There were no changes during the year ended December 31, 2024. The Company is not exposed to external requirements by regulatory agencies regarding its capital.

17. Commitments

The Company has long-term arrangements with commitments that are not recognized as liabilities as at December 31, 2024 and December 31, 2023 are as follows:

a)	Employment Agreements

	December 31, 2024	December 31, 2023
	$	$
Management services – officers	321,000	321,000

The President, CEO, and a director of the Company has a long-term employment agreement with the Company. The agreement has a termination clause whereby he is entitled to the equivalent of 12 times his then current monthly salary which, as of December 31, 2024 and 2023, equated to an annual salary of $321,000.

b)	Payments

In the normal course of business, the Company has committed to payments totaling $323,000 (December 31, 2023 - $446,000) for activities related to its clinical trial, manufacturing, collaboration programs, and other regular business activities which are expected to occur over the next two years.

18. Segmented information

The Company operates in one reportable operating segment, being the development and commercialization of therapies to treat gout and progressive kidney disease. As the operations comprise a single reporting segment, amounts disclosed also represent segment amounts. All long-term assets of the Company are located in Canada.

19. Subsequent events

Subsequent to the year ended December 31, 2024, the Company:

a)	issued 233,000 common shares for exercise of pre-funded warrants; and
b)	issued 73,871 common shares in an at-the-market offering for net proceeds of $109,666.

32